LEGAL SERVICES

Brian D. McAllister	1150 Santa Monica Blvd., Suite 1600
Senior Vice President	Los Angeles, CA 90025
Deputy General Counsel

T 310.405.8926

F 310.405.8925

Brian.McAllister@cbre.com

September 21, 2007

Pam Howell

Special Counsel

United States

Securities and Exchange Commission

Washington, DC 20549

Re:	CB Richard Ellis Group, Inc.
Definitive 14A
Filed April 24, 2007
File No. 1-32205

Dear Ms. Howell:

This is to confirm that you have extended the deadline to October 5, 2007 for CB Richard Ellis Group, Inc. to respond to your August 21, 2007 letter to Brett White. We requested this extension to permit the Company to more fully respond to the SEC’s request and provide members of our management time to review and contribute to the response.

Sincerely,

/s/ Brian McAllister

cc: Larry Midler